FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 10, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations – Summer 2011 Exploration Program – Wabamisk Project, Québec – May 2012

Prepared by: Mathieu Savard, B.Sc., P.Geo.,– Virginia Mines Inc.

8 paper copies

Original Document

ITEM 1 TITLE PAGE

000-29880
Commission File Number

Form 43-101F1
Technical Report

Technical Report and Recommendations
Summer 2011 Exploration Program
Wabamisk Project, Québec

VIRGINIA MINES INC.

May 2012

Prepared by:

Mathieu Savard, P. Geo
Virginia Mines

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES AND MAPS

PICTURES

FIGURES

APPENDIX

ITEM 3 SUMMARY

The Wabamisk project is located on the James Bay territory, in the Eastmain River area south of Opinaca Reservoir (Figure 1), approximately 290 kilometres north of the town of Matagami in the province of Québec. The Wabamisk property is located in the central part of the Superior Province, in the La Grande Subprovince, more precisely in the Lower Eastmain Archean greenstone belt.

From 2005 to 2011, Virginia Mines uncovered several gold-bearing showings on its Wabamisk project. Among them, the Isabelle showing, discovered in 2007, remains the most significant showing discovered to date. It returned values of **6.48 g/t Au over 3.0 m, 4.20 g/t Au over 13.61 m** and **316 g/t Au over 1.00 meter** from surface channelling. Best drilling results also came from the Isabelle showing with values **of 46,5 (18.26 Cut) g/t Au over 4.0 meters**from 2010 drilling campaigns. Detailed mapping revealed the shear-hosted nature of the gold mineralization, the early timing of the gold mineralization and the identification of (at least) 3 phases of deformation.

More recently, field exploration carried out by Virginia in 2010 uncovered several gold showings including **359.6 g/t Au** and **15.6 g/t Au** in grab samples lying in the NE part of the property.

Following the mitigated results obtained from the winter 2011 drilling results, subsequent summer exploration program focused on other gold occurrences discovered on the Wabamisk project since its beginning. A high definition magnetic survey was also completed during the summer of 2011 in order to complete the coverage of the property. Soil geochemical test survey was also performed over the Isabelle area using both Soil Gas Hydrocarbon and humus methodology.

Summer 2011 work led to the discovery of a dozen new showings localized mostly in two areas: in the North-East portion and in the centre-east portion of the project (Ross and Powerline), directly to the north-east of the Anatacau lake (ORH). These gold showings are mostly associated with quartz veining and dissemination of arsenopyrite hosted within wacke locally altered. Except for the Ross showing that returned values up to 70 g/t Au and the Boomerang showing that returned values up to 27.7 g/t Au, the other showings outlined in 2011 usually returned values between 1.0 to 10.0 g/t Au.

Based on the 2011 prospecting results, it is recommended to perform line-cutting followed by an inducted polarization (IP) survey that would cover the cluster of gold showings outlined in the ORH area that returned values up to **10.0 g/t Au** and also the cluster of gold showings outlined in the Boomerang lake area that historically returned gold values up to **359.6 g/t Au**. Following the results provided by the IP survey, trenching could be performed during the summer of 2012.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The purpose of the report is to present the status of current geological information generated from Virginia's summer 2011 exploration program on the Wabamisk property and to provide recommendations for future work.

The technical data relating to exploration on the property is provided by Virginia Mines Inc's database or from the governmental "sigeom" database which is public information accessible from the *Ministère des Ressources naturelles et de la Faune* website.

This report provides technical geological data relevant to Virginia Mines Inc.'s Wabamisk property in Québec and has been prepared in accordance with Form 43-101F1, Technical Report format outlined under NI 43-101.

Author Mathieu, B.Sc., is Senior Project Geologist with Virginia has been involved in the project since 2011. During the period covered by this report, Mr. Savard participated and supervised field work realized during summer of 2011.

ITEM 5 RELIANCE ON EXPERTS

Author Mathieu Savard, geologist with a B.Sc. in Geology and Virginia's Senior Project Geologist, oversee the Wabamisk project. This report does not rely on other expert.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Wabamisk project is located in the James Bay area 30 km southwest of Opinaca Reservoir. The property is 290 kilometres north of the town of Matagami and 60 km northwest of the Cree community of Nemaska in Québec, Canada (Figure 1).

Latitude:	52°00' to 52°20' North
Longitude:	76°26' to 77°00' West
NTS:	33C/02 (Anatacau Lake) and 33C/07 (Kauputauchechun Lake)
UTM zone:	18 (NAD27), 363646 E to 402039 E ; 5762436 N to 5801404 N

The Wabamisk property now totals 935 map-designated claims for 49077.99 hectares (490.8 km2).A block of 72 map-designated claims totalling 3787.83 hectares and another block of 69 map-designated claims totalling 3487.77 hectares were added to the Wabamisk property in 2011. The 69-claims block (formerly known as the Lac H property) was 100% acquired from SOQUEM Inc. and Ressources D'Arianne Inc. The obligations that must be met to retain the property and the expiration date of the claims are listed in Appendix 1: Claims list.

These claims are 100% held by Virginia Mines Inc. The former 69 claims from Lac H property are subject to royalty. From the 69 former claims of the Lac H, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and

D'Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. All the other claims of the property are free of any royalty, back-in rights or other encumbrances and there are no known environmental liabilities.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located 60 km northwest of the Cree community of Nemaska (Figure 1). It lies about 30 km east of the James Bay Highway. Two (2) high-voltage (735 kV) power lines run along the eastern edge of the property and a low-voltage (69 kV) power line traverses the property, south of the Eastmain River, with an E-W trend.

The property is accessible by road on its northern part and by helicopter for the southern part. Camp access is made by the paved James Bay Highway to kilometre 395, then along 45 km of all-weather gravel roads. Since the fall of 2007, an ATV trail leads to the central part of the project (northeast part of Anatacau Lake) and also to the Isabelle showing on the southwest shore of Anatacau Lake. Hydro Quebec's Opinaca airport lies on the property, 2 km southwest of the exploration camp.

Topographic relief on the property is typical for the James Bay area of northwestern Québec. It is characterized by gentle relief with rolling hills, abundant lakes, rivers, streams, swamps and sparse to medium density conifer forests. Altitudes range between 190 and 310 metres above sea level. The drainage pattern is marked by the presence of numerous lakes on the property, including Anatacau Lake in the central part. Numerous bogs and fens occur in the southern half of the property. Water drains north, towards the Eastmain River.

The ground is snow covered from mid-October to mid-May preventing all fieldwork with the exception of drilling and geophysical survey.

ITEM 8 HISTORY

8.1. Property ownership

The Lac H property was the object of an agreement pursuant to which the Company acquired a 100% interest in the 69 claims constituting the Lac H property, equally owned by SOQUEM Inc. ("SOQUEM") and D'Arianne, in consideration of the issuance of a total of 50,000 common shares of the Company's share capital (25,000 to SOQUEM and 25,000 to D'Arianne). Of the 69 claims constituting the property, 38 are subject to a 1.5% NSR in favour of Inco Vale (formerly Inco Ltd.). Half of this royalty (0.75% NSR) is redeemable for $750,000. As for the 31 remaining claims, they are subject to a total 1.5% NSR to SOQUEM and D'Arianne. Half of this royalty (0.75% NSR) is redeemable, at any time, for $750,000. The claims constituting the Lac H property have been merged with the Wabamisk property owned by the Company immediately west.

8.2. Previous work

Table 1 summarises all the work performed in the area of the project to-date.

Geological Survey of Canada (1897)

- Geological reconnaissance work in the Eastmain River Area (Low, 1897)

Dome Mines Ltd (1935-36)

- Geological reconnaissance and prospecting work (McCrea, 1936)

-Trenching and drilling (Dome A and K gold showings)

Geological Survey of Canada (1942)

-Easmain preliminary map (Shaw 1942)

Geological Survey of Canada (1966)

-Systematic regional mapping, Scale 1: 1 000 000 (Eade)

Ministère des Richesses Naturelles du Québec (1968)

-Geological mapping of NTS sheet 33B/04, 33B/03 and the eastern part of 33C/01 at scale 1:50 000. (Eakins 1968)

Ministère des Richesses Naturelles du Québec (1978)

-Mapping of the lower Eastmain volcanogenic belt, scale 1 :100 000 (Franconi 1978)

Société de développement de la Baie-James (SDBJ) (1970-1981)

-Evaluation of the mineral potential of the James Bay Region (Vallières, 1988)

-Regional lake-bottom sediment survey

Various companies (1986-1989)

Prospecting, trenching and drilling performed by various companies.

Virginia Gold Mines(1996)

-Reconnaissance work

Ministère des Ressources Naturelles du Québec (1999)

-Geological mapping of NTS sheets 33C/01, 33C/02, 33C/07 and 33C/08, scale 1:50 000 (Moukhsil 2000)

Cambior (2005-2006)

-Prospecting, mapping, EM-Mag Survey, Lake-bottom sediment survey, till sampling survey (Caron 2006 & 2007)

Ministère des Ressources Naturelles du Québec (2010-2011)

-Airborne Magnetic survey (D'Amours, 2011)

Virginia Gold Mines (2005)
-Prospecting (Frappier-Rivard et al, 2005)
Virginia Mines (2006)
-Prospecting, geochemical survey (Cayer et al, 2007)
-Airborne Magnetic survey (997 linear km)
-Airborne Radiometric survey (K,U,Th) (550km)
Virginia Mines (2007)
-Prospecting, mapping, trenching and channelling
-Ground Magnetic (54 km) and IP survey (46km) (Tshimbalanga, 2008a & b)
Virginia Mines (2008)
-Drilling (240 meters)
-Prospecting and channeling
Virginia Mines (2009)
-Trenching, channeling and prospecting
Virginia Mines (2010)
-Drilling (4214 meters) (Poitras, 2011)
-Ground Magnetic survey (138km)
-IP survey (108 km)
-Prospecting, trenching and channelling
-Till survey (52 samples)

Table 1: Summary of previous work in the Wabamisk project area

ITEM 9 GEOLOGICAL SETTING

9.1. Regional Geology

The Wabamisk project is located in the James Bay region, which lies in the central Superior Province comprising four (4) geological sub provinces. These are, from north to south, the La Grande, Opinaca, Nemiscau, and Opatica sub provinces. These sub provinces are essentially composed of volcanic, plutonic, and sedimentary rocks that were subsequently intruded by post- or late-tectonic granitic intrusions. The Wabamisk property is underlain by rocks of the Archean La Grande Sub province (Figure 3).

The La Grande Sub province is primarily composed of volcanic and plutonic rocks (Card and Ciesieski, 1986). It wraps around the Opinaca Sub province to the west, forming a large crescent. However, contacts with the Nemiscau and Opinaca sub provinces are transitional, grading from dominantly volcano-sedimentary rocks to paragneisses. No ductile faults are reported along the contact zone. The La Grande Sub province comprises about 85% syn- to late-tectonic plutonic rocks and two (2) greenstone belts, namely: (1) the La Grande greenstone belt (LGGSB), and (2) the Middle and Lower Eastmain greenstone belt (MLEGSB). The Wabamisk property covers the west part of the Lower Eastmain greenstone belt.

The MLEGSB extends along an east-west axis for about 300 km lateral distance by 10 to 70 km wide and is bounded to the south by a major unconformity. It is composed of volcanic and sedimentary rocks that formed in an oceanic setting with mid-oceanic ridges, oceanic plateaus and volcanic arcs. These rocks were intruded by calc-alkaline rocks ranging in composition from gabbros to monzogranites.

The MLEGSB is characterized by volcanic rocks of the Eastmain Group, which is subdivided into 4 volcanic cycles and 5 formations (Boily and Moukhsil, 2003). The Kauputauch Formation forms the first volcanic cycle (2752-2739 Ma) and is composed of massive to pillowed flows of tholeiitic metabasalts and andesitic basalts, and felsic flows overlain by a sequence of felsic to mafic tufs.

The second volcanic cycle (2739-2720 Ma) comprises the Natel Formation. It is composed of komatiites, komatiitic basalts, and massive to pillowed tholeiitic basalts and andesite.

The Anatacau-Pivert Formation, occurring in the study area, forms the third volcanic cycle (2720-2705 Ma) and is composed of metabasalts, amphibolitized andesite, rhyolite and tufs. The entire assemblage is overlain by sedimentary rocks (siltslates, mudslates, wackes and conglomerates). Volcanic activity in this cycle is accompanied by moderate, mainly syntectonic plutonism.

The Komo and Kasak formations, which represent the fourth and last volcanic cycle (<2705 Ma), mainly consist of massive or pillowed basalts, komatiitic basalts and minor andesite. These rocks are amphibolitized and have a tholeiitic affinity. Minor units of felsic ash tuf are interdigitated in this formation. Calc-alkaline felsic lapilli tufs also alternate with minor amounts of mafic tuf (Mouksil and Doucet, 1999). Two periods of sedimentation overlie these volcanic cycles, accompanied by various episodes of plutonic magmatism. At the base, the Wabamisk Formation (>2705 Ma) is composed of volcaniclastic layers, with andesitic lapilli tufs and beds of crystal tuf, polygenic blocky tuf, mafic to felsic blocky tuf, ash tuf and crystal tuf. The formation is capped by a unit of polygenic conglomerate dominated by tonalitic pebbles and another unit of polygenic to monogenic conglomerate with diorite and granodiorite pebbles, interbedded with sandstone beds, tuf layers and iron formations.

Next comes the dominantly metasedimentary Auclair Formation (<2648 ±50 Ma), comprising wackes, polygenic conglomerates, and oxide-, silicate-, and sulphide-facies iron formations. It is interpreted as the weakly metamorphosed equivalent of metatexites of the Laguiche Basin in the Opinaca Sub province.

Tonalitic to granodioritic plutons are grouped into three categories, *i.e.* synvolcanic, syntectonic, or post- to late-tectonic plutonism. Gabbro dykes crosscut all of the above.

Previous work conducted in the MLEGSB has outlined three (3) phases of deformation. The first (D1) is characterized by an E-W-trending schistosity, ranging in age from 2710 to 2697 Ma. The second phase of deformation (D2) is marked by a NE-SW-trending schistosity, broadly N-S in many locations, the age of which is estimated between 2668 and 2706 Ma. The third phase of deformation (D3) affects syn- to post-tectonic intrusions is less penetrative and thus not as obvious on a regional scale; it is mostly visible in metasedimentary rocks, in the form of a WNW-ESE to NW-SE-trending schistosity. This last deformation event is dated at <2688 Ma, which corresponds to the age of metamorphism. Given the age of the Nemiscau Sub province (<2697 Ma), it is unlikely to bear traces of the first phase of deformation (D1) recognized in the MLEGSB.

The regional metamorphic grade observed in volcanic and sedimentary rocks of the Wabamisk property is generally the upper amphibolite facies and locally the greenschist facies.

9.2. Local Geology

Mapping conducted from 2006 to 2011 greatly improved the understanding of the various mineral occurrences observed on the Wabamisk project. New outcrops led us to pinpoint the location of certain contacts, while generally preserving the geological framework proposed by recent MRNQ mapping.

From the south part of the project northward, the core of the Aupiskach tonalitic intrusive was not mapped; only its granodioritic rim was investigated along the contact with the Anatacau-Pivert Formation. In the northeast part, a few outcrops of mafic lavas are still observed less than 100 metres from the internal edge of the intrusive.

In mafic units of the Anatacau-Pivert Formation, mapping and trenching enabled us to trace the following units: abundant mafic lavas and gabbro, with various amounts of felsic lavas, followed by iron formations and wackes. Detailed mapping of trenches revealed the presence of other units such as lapilli tufs, arenites, mudrocks, exhalites, ultramafic intrusives, and numerous QFP dykes. These are all minor units compared to the mafic lavas.

The felsic lava unit overlying mafic lavas of the Anatacau Formation also contains a few sedimentary units of wacke and iron formation.

The sedimentary Auclair Formation consists of paragneisses and weakly metamorphosed sedimentary rocks (arenite, wacke, iron formation). Rare outcrops of mafic and felsic lavas were mapped, as well as gabbro and diabase dykes. The Kapiwak pluton was observed in rocks of the Auclair Formation in the western part of the property. Our mapping generally stops when arriving to the pluton.

The Wabamisk Formation is at the north contact with the Auclair Formation. This formation is characterised by mafic lavas, intermediate to felsic tuf and sedimentary package from conglomerate to arkose. New outcrops from our mapping of previous campaign have modified some lithological contact from the MRNQ mapping and sedimentary unit are probably more important than previously reported. The metamorphic grade of the formation is generally mid- to upper-amphibolite but locally upper greenschist facies.

The Kawachusi pluton is present at the north contact of the Wabamisk formation and it marks the north limit of the property.

9.3. Glacial Geology

The main southwest glacial phase (230° to 250°) depicted on compilation maps (Prest *et al.* 1967, Fulton 1995) for the area of the Wabamisk Property is supported by local mapping of streamlined landforms and detailed measurements of glacial striations. The latter also show some occurrence of northwest striations associated to an older phase of glacial flow. The Property covers a large segment of the Sakami frontal Moraine which consists of sand and gravel forming a chain of sub-aqueous outwash fans. With exception to this moraine and to a few small glacio-lacustrine plain found in lower lands near the Opinaca Reservoir and Eastmain River, the unconsolidated cover of the Property consist of till, which favored the application of indicator tracing for mineral exploration (McClenaghan and Kjarsgaard 2007).

ITEM 10 DEPOSIT TYPES

Orogenic lode-gold deposits are the primary deposit type being investigated. Although these deposits can occur in any lithology, particular attention is paid to sedimentary rocks given that both the Éléonore deposit and the Isabelle zone occur in graywackes. The primary exploration targets are fault zones and theses are targeted using lineaments analysis on regional magnetic surveys, topographic maps and satellite images. Other targets include bends in regional foliation, lithological contacts, borders of intrusions, metamorphic gradients and contacts between sub-provinces.

Cu-Au porphyry deposits are a secondary deposit type being investigated on the Wabamisk property. Several Cu-Au ± Ag veins have been identified in the northern and central portions of the property which are spatially related to feldspar-porphyry dykes and or intrusions. No clear genetic relation has been established between mineralization and intrusive bodies. Exploration targeting for this type of deposit involves the identification of potassic alteration and major fault zones. For both deposit types our exploration is heavily dependent on foot traverses, grab and boulder sampling and outcrop descriptions. Once a gold showing has been identified exploration then proceeds to mechanical striping, channel sampling, detailed mapping and, eventually, drilling.

ITEM 11 MINERALIZATION

Several different types of mineral occurrences are reported in the MLEGSB (Moukhsil and *al.*, 2002; Gauthier and Laroque, 1998). They may be classified according to their genetic model and age of emplacement as follows: 1) synvolcanic mineralization (2710-2752 Ma), 2) syntectonic mineralization (2697-2710 Ma), and 3) post-tectonic mineralization (~2687 Ma).

Synvolcanic occurrences represent nearly 50% of known showings in the MLEGSB; these include sulphide-facies iron formations (Fe, Cu, Au, Ag), volcanogenic occurrences (Cu, Zn, Ag, Au), and magmatic occurrences, namely porphyry/mantos-type (Cu, Au, Ag, Mo) and epithermal (Au, Ag, Cu, Zn, Pb).

Syntectonic occurrences represent slightly more than 40% of known showings and include orogenic deposits related to phases of deformation D1 and D2 (Au, As, Sb). This category also includes gold deposits associated with oxide- or silicate-facies iron formations (Au, As). Finally, post-tectonic occurrences are scarce and correspond to lithium- or molybdenum-enriched pegmatite.

Mineralization is widespread on the Wabamisk property. Pyrite and pyrrhotite are the most common sulphide phases, followed by arsenopyrite, locally occurring in significant concentrations. Chalcopyrite and bornite were observed in a few locations. Sulphides occur in all mapped units, whether sedimentary, volcanic, or intrusive in origin. Sulphides generally occur as disseminations and occasionally as thin mm-scale to cm-scale veins and veinlets.

In iron formations, pyrrhotite is the dominant sulphide phase (<25%) followed by pyrite. Mafic lavas contain more pyrite than pyrrhotite. Disseminated arsenopyrite (<10%) occurs mostly in metasediments, in the north-central part of the property. Very high arsenopyrite contents are occasionally observed in mafic lavas and tufs, associated with QFP dykes and quartz-tourmaline veins. Most gold anomalies are associated with mafic lavas or metasediments cross-cut by quartz veins and veinlets.

The Isabelle zone is the most significant mineralization discovered by Virginia Mines since acquiring the Wabamisk claims. The showing consists of a series of parallel, steeply dipping, N-S striking laminated fault-fill quartz veins in a fine to coarse-grained graywacke. The gold-bearing veins are contained in an envelope that is 10-20 m thick and has been exposed at surface over a strike length of 80 m (Poitras, 2010).

Very little sulphide mineralization (<1% pyrrhotite, pyrite and chalcopyrite) is associated with gold mineralization and visible gold is commonly observed. The graywacke is cross-cut by syn-deformation and syn-mineralization feldspar-porphyry dykes (up to 4 m thick). Some of the best gold grades occur in quartz veins cross cutting the feldspar-porphyry. The mineralized sedimentary rock is in faulted contact with metabasalts to the west and an intrusive contact with an undeformed granodiorite-tonalite pluton to the East. Down-dip mineral lineations observed on the walls of the gold-bearing veins indicate emplacement in a reverse fault dynamic. This faulting event has also created folds with horizontal fold hinges. The veins have subsequently been folded to create tight folds with vertical fold hinges. These two orthogonal deformation events created distinct, circular interference patterns in the fine-grained sedimentary rocks

(Poitras, 2010). Moderate to weak biotite alteration is observed in the wall rock adjacent to the gold bearing quartz veins and weak to moderate garnet alteration is observed in the hangingwall of the steeply East-dipping zone.

ITEM 12 EXPLORATION

The summer 2011 exploration mainly consisted in prospecting, trenching and channelling. Doing so, more than 447 man/days were spent on the project from June through September 2011. Exploration work was realized by geologist Stephane Poitras, by trainee geologists David Vachon and Sandra Lavoie, by geology students Richard Audet, Marie-Ève Tremblay, Baba Kane, Jonathan Lavoie, Gabrielle Rioux, Mathieu Rossignol, Stéphane St-Louis and by technicians Gerald Harrison Junior, Yvon Perry, Paul Sawyer, Renauld Fortin, Stéphane Harrison and Tommy Valin. All that personnel was provided by Services Techniques Geonordic from Rouyn-Noranda. Supervision of the project was assumed by Stephane Poitras, David Vachon but also by Mathieu Savard, senior project geologist from Virginia Mines. The cook Louise Huet was also provided by Services Techniques Geonordic. Helicopter support was provided by Heli-Inter from Malartic. Finally, the excavator used to realized the trenches was provided by Felco excavation from St-Félicien.

During prospecting and mapping phase, a total of 1236 grab samples were collected and 1156 outcrops described. Most significant values obtained by prospecting are presented in table 2. A high definition magnetic airborne survey covering 1835 linear kilometers was also performed during the summer over portions of the project that were not previously covered by such survey. A total of 19 trenches were realized during the summer and 185 channel samples were collected within these trenches covering 156.60 meters. Trench location and channel parameters are presented in table 3 and table 4 while most significant values obtained by channelling are presented in table 5.

Also, two pedogeochemical surveys, SGH (Soil Gas Hydrocarbon) and Humus, were realized over the Isabelle gold showing area in order to identify the most effective method to outline gold anomalies in physiography such as in the Isabelle area. A total of 511 samples were collected for each assaying method. Finally, 34 tills samples were collected on the property during 2011.

12.1 Prospecting

Outcrop	Sample	UtmE Nad27	UtmN Nad27	Area	Au ppb	Ag ppb	As ppm	Bi ppm	Co ppm	Cu ppm	Pb ppm	S ppc	W ppm
WB2011SP-003	211704	390059	5779905	Boomerang	27.74	0.6	0.5	0.5	21	139	4	0.7	54
WB2011MET-050	211903	390083	5779924	Boomerang	1.03								
WB2011SIL-172	212482	396380	5782178	Ilôt	1.95								
WB2011SIL-179	212498	396547	5782145	Ilôt	1.71								
WB2011GR-059	252186	396417	5782185	Ilôt	1.37								
WB2011MET-120	212308	396376	5782176	Ilôt	1.30								
WB2011RA-176	213425	392245	5780915	ORH	10.00								
WB2011SIL-226	213388	392322	5780956	ORH	8.91								
WB2011SIL-221	213378	392466	5781159	ORH	4.39								
WB2011SIL-225	213384	392331	5780966	ORH	4.11								

Outcrop	Sample	UtmE Nad27	UtmN Nad27	Area	Au ppb	Ag ppb	As ppm	Bi ppm	Co ppm	Cu ppm	Pb ppm	S ppc	W ppm
WB2011SIL-226	213387	392322	5780956	ORH	3.70								
WB2011SIL-230	213395	392312	5780943	ORH	3.50								
WB2011SIL-221	213377	392466	5781159	ORH	2.67								
WB2011SIL-231	213397	392346	5780928	ORH	2.40								
WB2011RA-177	213428	392329	5780925	ORH	2.16								
WB2011SIL-224	213383	392332	5780985	ORH	2.16								
WB2011RA-175	213422	392227	5780915	ORH	1.89								
WB2011JOL-156	230311	392247	5779765	ORH	1.10								
WB2011MET-137	212334	382957	5781833	Other	3.98								
WB2011SP-014	212368	396124	5784690	Baie	4.53	0.4	>10000	0.5	58	15	3	0.7	0.5
WB2011SP-012	212359	396208	5784723	Baie	1.92	0.3	>10000	0.5	17	8	1	2.3	0.5
WB2011SP-013	212367	396111.74	5784690.6	Baie	1.34	0.6	10000	0.5	63	54	2	3.1	0.5
WB2011MR-134	212659	387123	5782724	Powerline	4.97								
WB2011DV-091	230456	387120	5782723	Powerline	2.23	1	>10000	0.5	28	55	21	1.7	0.5
WB2011SIL-210	213355	387086	5782710	Powerline	2.06								
WB2011SIL-211	213358	387097	5782713	Powerline	1.51								
WB2011MR-135	212661	387123	5782724	Powerline	1.44								
WB2011SIL-212	213361	382318	5782163	Ross	69.88								
WB2011MR-113	212566	382315	5782164	Ross	9.98								
WB2011RA-163	213402	382321	5782166	Ross	1.34								
WB2011MR-117	212577	381918	5782167	Ross	2.91								
WB2011MET-356	252767	396059	5780232	Other	0.10	1.1	>10000	0.5	1010	103	12	4.8	0.5
WB2011SSt-021	230277	372902	5764011	Southwest	0.06	266.8	0.5	1780	2	16	3920	0.1	0.5

Table 2: Significant results obtained from 2011 exploration program on Wabamisk project

12.1.1 Baie area

The Baie area is located 4.3 kilometers to the east of the Eastmain dam. Two grab samples collected last year returned values of **15.6 g/t Au** (sample 220865) and **20.37 g/t au** (sample 220726) from quartz-tourmaline vein borders mineralized in arsenopyrite (10-15%). Quartz-tourmaline veins did not return gold values. The host rock of these veins remains difficult to identify since it is strongly foliated and strongly altered. A deformation corridor revealed by the presence of meter-scale thick sheared band affected the rock in the area. The deformation corridor is trending parallel with the bay oriented at N055°.

Resampling was performed over these mineralizations but lower gold values were obtained. Value of **1.34 g/t Au** (sample 212367) was obtained (sub-in-place bloc) from a sample collected at the same location than sample 220865 (15.6 g/t Au) while value of **4.53 g/t Au** (sample 212368) was obtained from a sample collected 10 meters to the east. Several small channels were performed across these showings within natural trench WB2011TR-006 and WB2011TR-009. Results are presented in the section 12.2 below. Sample 212359 returned value of **1.92 g/t Au** from a sub-in-place bloc of intermediate volcanic rock that contains 15% arsenopyrite. The protolith of all these showings could possibly be a fragmentary intermediate volcanic rock or intermediate sediment altered in amphibole. Its classification remains uncertain at the moment.

12.1.2 Ilôt area

The Ilôt area is constituted by a small hill that comes out from a swampy area in the Eastern portion of the property, located 2.5 kilometers south of the Baie showing. This small hill is characterized by the presence of siltstone, conglomerate and wacke. A few quartz veins and their mineralized borders in arsenopyrite were sampled within this area and returned a few gold values. Sample 212308 returned value of **1.30 g/t Au** from quartz-vein border that contains up to 15% arsenopyrite hosted within a wacke. Sample 212482 present the same type of mineralization and returned value of **1.95 g/t Au**. Sample 252186 returned value of **1.37 g/t Au** from a boudinated quartz vein hosted within a siltstone. Finally, sample 212498 is constituted by a quartz vein hosted within a wacke returned value of **1.71 g/t Au**. This last sample is located nearby a matrix-supported quartz pebble conglomerate that could have been interpreted as a felsic tuf (Picture 1). All the veins collected occur parallel to the main foliation oriented at N095°/85°.



Picture 1: Quartz-pebble conglomerate (micro-conglomerate) in the Ilot area.

12.1.3 Ross showing

The Ross showing is located 4.5 kilometers to the north of the Anatacau lake. This showing is constituted by folded centimeter-thick (1-3 centimeters) quartz veins oriented at N265° and that extend over a few meters within a wacke weakly foliated at N260° / 75°. These veins are associated with tourmaline and contain locally trace–2% of disseminated pyrite. Values of **9.98 g/t Au** (sample 212566) and **69.88 g/t Au** (sample 213361) were obtained from two grab samples located 15 centimeters apart in the same folded quartz vein (picture 2). That same vein however did not return significant value from sample 212363 (**374 ppb Au**) and the S3 hosting the 69.88 g/t Au only returned **134 ppb Au** (sample 212362) which confirms that the gold is enclosed within the quartz vein. Value of **1.34 g/t Au** (sample 213402) was also obtained from millimetric quartz vein sub-parallel to the other quartz vein that yielded higher gold values.

These veins are hosted within wacke which metamorphism level does not exceed the upper greenschist to lower amphibolites facies. However, density and volume of these veins remains small. The metamorphism seems prograde toward the west since aluminosilicates and pegmatite occurs to the west.

Finally, in the same area, 400m to the west, sample 212577 yielded value of **2.91 g/t Au** from a wacke altered in silica and k-feldspar that contains dissemination of pyrite (3%) and pyrrhotite (2%). A trench (WB2011-TR-008) and a channel (WB2011-TR-008-R001) were performed on that latter showing.


Sample 212566: 9.98 g/t Au
Wacke (S3) foliated N260°/75°
Sample 212361: 69.88 g/t Au
Sample 212362: 134 ppb Au
Quartz vein oriented N285°
Sample 213333: 374ppb Au

Picture 2: Ross showing constituted of centimeter-scale quartz folded within wacke.

12.1.4 Powerline Showing

The Powerline showing is characterized by the presence of decimetric quartz veins that contain tourmaline that mostly occurs as fragments (picture 3). Veins borders are strongly mineralized in arsenopyrite (picture 4) and several grab samples returned significant gold values. Most of them are associated with quartz veins contacts with the wall rock constituted by a fine grained wacke. Values of **4.97 g/t Au** (sample 212659), **2.23 g/t Au** (sample 230456), **2.06 g/t Au** (sample

213355) and **1.51 g/t Au** (sample 213358) were obtained from that style of mineralization. Also, value of **1.44 g/t Au** (sample 212661) was returned from a conglomerate containing disseminated pyrite (1%) to the south of this showing. Main foliation is oriented at N 060°/75° in this area.



Picture 3: Quartz-Tourmaline (fragments?) veins hosted within wacke from Powerline showing



Picture 4 : Quartz-Tourmaline (fragments?) veins hosted within wacke from Powerline showing

12.1.5 ORH area

The ORH area is located 4.5 kilometers south of the Eastmain dam and 1.0 kilometer west of the Muskeg gravel road that links the Eastmain dam to the Eastmain-A1 camp. The ORH area is constituted by a cluster of gold showings mostly composed of quartz veins hosted within wacke. Mineralization such as pyrrhotite and arsenopyrite is observed within the wall rock wacke where it is in contact with quartz veins. Values of **10.00 g/t Au** (sample 213425), **8.91 g/t Au** (sample 213388), **4.39 g/t Au** (sample 213378), **2.67 g/t Au** (sample 213377), **2.40 g/t Au** (sample 213397), **2.16 g/t Au** (sample 213428) and **1.89 g/t Au** (sample 213422) constitute the most significant results obtained from mineralized wacke bordering quartz veins in the ORH area. Most significant values from quartz veins sampled in this area are **4.11 g/t Au** (sample 213384), **3.50 g/t Au** (sample 213395), **2.16 g/t Au** (sample 213383) and **1.10 g/t Au** (sample 230311). Finally, sample 213387 returned value of 3.70 g/t Au from a grab that contains 50% of quartz vein and 50% of wall rock wacke. Notice that almost no sulphide was observed within quartz veins from the ORH area. Alteration minerals such as k-feldspar, calcite, biotite and silica were observed within the wall rock. Main foliation is oriented at N064°/82° while quartz veins orientation average is at N082°/85°. A large diabase dyke oriented N330°/90° is present a few meters to the east. Actually, the gold showings outlined in the ORH area form a cluster that extends over 350 meters laterally that seems to be aligned with the Boomerang showing area.

12.1.6 Southwest Block

Several complex pegmatite intrusions that crosscut weakly foliated granodiorite are present in the Southwest block. They are characterized by the presence of large tourmaline crystals (10-20%). The granodiorites are injected by three generations of quartz veins (0.5 - 5.0 cm) that represent 5% of the rock. Strong penetrative K-feldspar (5-10%) and calcite alterations (2%) characterize the borders of the quartz veins. Pyrite dissemination is also present within the quartz veins. Sample 230277 contains pyrite (2%) and galena (2%) disseminated and in blebs hosted within the granodiorite in contact with a quartz vein. Values of **266.8 g/t Ag, 0.39% Pb and 0.18% Bi** were obtained from that sample. These values are not surprising considering the silver values obtained from the Pontax property located to the south. This block of claim remains weakly prospected.

12.1.7 Other areas of interest

To the southwest of the Ross showing, a centimetre-scale quartz veins hosted within a sheared conglomerate strongly altered in biotite returned value of **3.98 g/t Au** (sample 212334).

The Boomerang showing area is located 3.8 kilometers ENE of the Anatacau lake, approximately 850 meters to the East of a small boomerang-shape lake. Value of **359.6 g/t Au** was among the results obtained from former results outlined in this area. Additional prospecting in this area allows to outline two new gold showings that returned values of **27.74 g/t Au** (sample 211704) and **1.03 g/t Au** (sample 211903), both collected within quartz veins containing disseminated pyrrhotite (trace) hosted in wacke.

To the west of the property, directly to the west of Causabiscau lake, sample 252660, collected within an amphibolite injected by pegmatite veins, returned value of **0.11% W**. In the same area but to the east of Causabiscau lake, gold value of **0.82 g/t Au** (sample 212773) was outlined from a centimeter-scale quartz vein hosted within wacke that contains andalusite, sillimanite and garnet. It however remains anomalous but confirms the fact that the metamorphic gradient increases toward the west of the property.

A few outcrops located to the west of the property, directly to the south of the Asini property, expose strong tourmaline replacement and alteration within a wacke unit injected by millimetric quartz veins (Picture 5). That zone also contains arsenopyrite dissemination (1-5%) and aluminosilicates. However, no gold values were obtained from these outcrops but the tourmaline alteration remains very interesting.



Picture 5 : Outcrop WB2011MS-086 showing wacke beds almost entirely replaced by tourmaline and injected by millimetric quartz veinlets.

12.2 Trenching and Channeling

A total of 19 trenches were performed during the summer 2011 exploration program. From the 19 trenches, only 10 were mechanically opened since the other nine constituted large outcrop areas. Table 3 summarizes the trenches realized and figure 4 illustrates the location of the different trenches. Channel perfomed during 2011 exploration program are summarized in table 4 while Table 5 shows significant results obtained from the channels performed within the trenches. Appendix 3 and 4 show all the channels parameters and descriptions.

Trench	UtmE Nad27	UtmN Nad27	Area	Length (m)	Surface (m²)	Depth (m)	Volume (m³)	Type
TR-WB-11-01	390193	5779748	Boomerang	44	597	0.30	179	Mechanical Trench
TR-WB-11-02	390006	5779599	Boomerang	34	402	0.30	121	Mechanical Trench
TR-WB-11-03	389947	5779406	Boomerang	26	350	0.30	105	Mechanical Trench
TR-WB-11-04	390021	5779896	Boomerang	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-05	396212	5784738	Baie	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-06	396104	5784693	Baie	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-07	378189	5768062	Indice Wab Sud	33	293	0.40	117	Mechanical Trench
TR-WB-11-08	381916	5782170	Ross	21	231	0.50	115	Mechanical Trench
TR-WB-11-09	396193	5784720	Baie	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-10	396057	5784693	Baie	29	105	2	210	Mechanical Trench
TR-WB-11-11	396109	5784719	Baie	11	50	1.5	75	Mechanical Trench
TR-WB-11-12	396165	5784741	Baie	17	54	1	54	Mechanical Trench
TR-WB-11-13	396127	5780660	Lac H	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-14	395421	5784786	Baie	14	92	0.2	18	Mechanical Trench
TR-WB-11-15	395498	5784783	Baie	6	19	0.1	2	Mechanical Trench
TR-WB-11-16	396268	5784755	Baie	10	70	N/A	N/A	Natural Outcrop
TR-WB-11-17	387109	5782713	Powerline	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-18	387130	5782745	Powerline	n/a	n/a	n/a	n/a	Natural Outcrop
TR-WB-11-19	387140	5782758	Powerline	n/a	n/a	n/a	n/a	Natural Outcrop
			Total		**2263m²**		**996 m³**	

Table 3: Summary of trenches performed during 2001 summer exploration program on Wabamisk Project.

Channel	UtmE Nad27	UtmN Nad27	Azimuth	Length	Zone
WB2011TR-001-R1	390193	5779748	75°	0.30	Boomerang
WB2011TR-001-R2	390191	5779752	35°	0.30	Boomerang
WB2011TR-001-R3	390192	5779752	80°	0.30	Boomerang
WB2011TR-001-R4	390188	5779758	115°	0.30	Boomerang
WB2011TR-001-R5	390190	5779759	140°	0.20	Boomerang
WB2011TR-001-R6	390195	5779760	55°	0.25	Boomerang
WB2011TR-001-R7	390209	5779762	160°	1.00	Boomerang
WB2011TR-001-R8	390202	5779752	320°	0.60	Boomerang
WB2011TR-002-R1	389997	5779600	20°	0.40	Boomerang
WB2011TR-002-R2	390006	5779592	0°	0.80	Boomerang
WB2011TR-002-R3	390007	5779590	0°	1.30	Boomerang
WB2011TR-002-R4	390009	5779590	0°	1.50	Boomerang
WB2011TR-002-R5	390010	5779590	0°	1.05	Boomerang
WB2011TR-002-R6	390011	5779591	0°	0.40	Boomerang
WB2011TR-002-R7	390012	5779591	90	0.60	Boomerang
WB2011TR-002-R8	390005	5779589	0°	0.30	Boomerang
WB2011TR-003-R1	389947	5779406	0°	1.00	Boomerang
WB2011TR-003-R2	389949	5779399	0°	1.00	Boomerang
WB2011TR-003-R3	389947	5779394	0°	1.00	Boomerang
WB2011TR-003-R4	389978	5779617	0°	2.00	Boomerang
WB2011TR-003-R5	389970	5779628	10°	0.60	Boomerang
WB2011TR-004-R1	390030	5779897	0°	3.00	Boomerang

Channel	UtmE Nad27	UtmN Nad27	Azimuth	Length	Zone
WB2011TR-005-R1	396212	5784738	350°	0.20	Baie
WB2011TR-005-R2	396215	5784739	350°	1.50	Baie
WB2011TR-005-R3	396216	5784740	350°	1.00	Baie
WB2011TR-005-R4	396218	5784736	350°	1.85	Baie
WB2011TR-006-R1	396104	5784693	340°	0.60	Baie
WB2011TR-006-R2	396103	5784693	340°	0.90	Baie
WB2011TR-006-R3	396104	5784690	340°	0.40	Baie
WB2011TR-006-R4	396107	5784693	340°	1.00	Baie
WB2011TR-006-R5	396110	5784692	340°	0.50	Baie
WB2011TR-007-R1	378189	5768062	95°	2.00	Isabelle South
WB2011TR-007-R2	378187	5768066	95°	3.40	Isabelle South
WB2011TR-007-R3	378193	5768077	95°	4.00	Isabelle South
WB2011TR-007-R4	378182	5768072	350°	0.90	Isabelle South
WB2011TR-008-R1	381916	5782170	90°	8.00	Ross
WB2011TR-008-R2	381916	5782172	90°	0.60	Ross
WB2011TR-008-R3	381923	5782170	95°	0.40	Ross
WB2011TR-008-R4	381921	5782177	65°	0.50	Ross
WB2011TR-008-R5	381914	5782176	60°	0.40	Ross
WB2011TR-008-R6	381927	5782181	70°	0.50	Ross
WB2011TR-009-R1	396207.5	5784717.8	0	2.00	Baie
WB2011TR-009-R2	396201.1	5784719.4	350	2.00	Baie
WB2011TR-009-R3	396204.3	5784721.6	0	2.00	Baie
WB2011TR-009-R4	396206.3	5784723.4	0	5.00	Baie
WB2011TR-010-R1	396059	5784687	334	17.00	Baie
WB2011TR-011-R1	396110	5784715	334	4.50	Baie
WB2011TR-012-R1	396168	5784733	330	13.00	Baie
WB2011TR-013-R1	396135	5780655	310	2.00	Lac H
WB2011TR-013-R2	396140	5780654	310	2.00	Lac H
WB2011TR-013-R3	396130	5780658	320	7.50	Lac H
WB2011TR-013-R4	396120	5780651	320	4.00	Lac H
WB2011TR-014-R1	395420	5784780	334	10.00	Baie
WB2011TR-015-R1	395498	5784782	338	3.30	Baie
WB2011TR-016-R1	396255	5784758	330	1.00	Baie
WB2011TR-016-R2	396268	5784754	332	3.00	Baie
WB2011TR-016-R3	396276	5784772	335	1.00	Baie
WB2011TR-017-R1	387124	5782721	325	5.00	Powerline
WB2011TR-017-R2	387115	5782717	340	8.00	Powerline
WB2011TR-017-R3	387087	5782708	330	6.00	Powerline
WB2011TR-018-R1	387131	5782743	330	7.00	Powerline
WB2011TR-019-R1	387141	5782758	325	5.00	Powerline

Table 4: Summary of Channel performed during 2011 exploration program on Wabamisk project.

Trench/Channel	From	To	Sample Number	Length	Au
WB2011TR-002-R2	0.30	0.50	211710	0.20	15470
WB2011TR-005-R1	0.00	0.20	212352	0.20	2910
WB2011TR-005-R2	1.00	1.50	212355	0.50	510
WB2011TR-010-R1	1.00	2.00	230481	1	1610

Table 5: Significant results obtained from 2011 channelling program on Wabamisk project.

12.2.1 Boomerang showing area

A total of four (4) trenches were realized in the Boomerang showing area: WB2011TR-001 to 004 (Figure 9 to 12). The main objective was to extend the gold values obtained from grab sample and to improve the comprehension of the gold mineralization. Based on the results obtained by channelling, the presence of gold seems limited to quartz veins in this area and a strong nugget effect is also suspected since strong gold values such as **359.6 g/t Au** were checked by channel WB2011TR-002-R2 which returned value of **15.47 g/t Au over 0.20 meters** from 0.30 to .50 meters. Three (3) specs of visible gold were noticed within that interval. Five (5) other channels were performed across the same gold bearing vein in trench WB2011TR-002 but failed to return any significant gold values (figure 10) . That suggests that the gold concentration within the vein could be local. For the other trenches performed in the area, they exposed interesting stockwerks of quartz-tourmaline veins invading wacke (picture 6) but channel performed over these veins failed to return any significant values. Disseminated pyrrhotite (tr-1%) and arsenopyrite (tr-1%) is associated to veins contacts. K-feldspar, biotite, calcite are among the alteration minerals outlined within the wacke



Picture 6: Quartz veins stockwert hosted within wacke from trench WB2011TR-001

12.2.2 Ross Area

Trench WB-2011-TR-008 (figure 16) was performed in the Ross area where value of **2.91 g/t Au** was obtained from grab sample (212577). The gold value was obtained from a decimeter-scale potassic alteration halo containing 1% pyrite. That zone crosscuts the host rock wacke that is weakly foliated (oriented N255°). Channel WB2011TR-008-R1 sampled across the interval that returned gold from grab sample but failed to return any significant gold values.

12.2.3 Baie Area

A total of nine (9) trenches were performed in the Baie area where some gold values were obtained from 2010 samples. Seven (7) trenches were performed directly in the Baie area: WB2011TR-005, WB2011TR-006, WB2011TR-009, WB2011TR-010, WB2011TR-011, WB2011TR-012 and WB2011TR-016.

From the seven trenches performed, only trench WB2011TR-005 returned significant gold values. That trench was performed after a grab sample collected in 2010 returned significant gold value of **20.37 g/t Au** (former sample 220726) Channel WB2011TR-005-R1 (figure 13) returned value of **2.91 g/t Au over 0.20 meter** from 0.00 to 0.20 meters. It corresponds to a sheared zone within an intermediate tuf unit (Bicolor tuf as described by Franconi) mineralized with 5% of coarse arsenopyrite and presenting potassic alteration. Quartz-tourmaline veins crosscutting the tuf were sampled but did not returned any gold values. Channel WB2011TR-005-R2, located 6 meters to the east of WB2011TR-005-R2 also returned value of **0.51 g/t Au over 0.50 meters** from 1.00 to 1.50 meters.

Trench WB2011TR-006 (figure 14) was performed over the another significant gold value of **15.60 g/t Au** (former sample 220865) outlined during 2010 . All five channels performed over the trench WB2011TR-006 failed to return significant gold values. Trench WB2011TR-006 presents a sheared intermediate tuf injected by decimetre-scale quart-tourmaline vein and mineralized in pyrrhotite (1%) and arsenopyrite (tr-2%).

Trench WB2011TR-010 (figure 18) was realized to prospect laterally the extension of the mineralization outlined in trench WB2011TR-006. It is located 50 meters to the west of trench WB2011TR-006. Channel WB2011TR-010-R1 yielded value of **1.61 g/t Au over 1.00 meter** from 1.00 to 2.00 meters. The gold mineralization comes from an interval characterized by the presence of quartz-carbonate veinlets (10%) hosted within a silicified intermediate tuf containing 3-5% pyrite and trace of arsenopyrite.

Trenches WB2011TR-009, WB2011TR-011, WB2011TR-012 and WB2011TR-016 were performed in the same area than trenches WB2011TR-005 and 006. They basically intersected the same stratigraphy consisting in foliated to sheared intermediate volcanic rock (tuf??) containing disseminated pyrrhotite (1-10%) and arsenopyrite (tr-2%) and injected by quartz veins. It also outlined felsic and mafic tuf locally. However, none of these trenches revealed gold presence in their respective channels.

Two (2) other trenches (WB2011TR-014 and WB2011TR-015) were performed to the north of the Baie nearby the former Chabela showing. Trench WB2011TR-014 (figure 22) outlined a garnet-rich and silicified amphibolite band injected by quartz-tourmaline veins with arsenopyrite (2-3%) mineralization in their borders. Both units are hosted within intermediate tuf. Trench WB2011TR-015 (figure 23) outlined an intermediate tuf injected by quartz-tourmaline veins also mineralized in arsenopyrite (1-2%) at their contact. Both trenches failed to returned significant gold values.

12.2.4 Powerline Showing

Three (3) trenches (WB2011TR-017 to 019) were realized over the powerline showing following-up over the grab sample that returned gold values previously during the summer. Unfortunately, the channels performed over that trench failed to reproduce the gold values obtained from grab samples. Wacke injected by quartz tourmaline veins (N070°) with arsenopyrite and pyrrhotite mineralization at their borders characterized the trench WB2011-TR-017 (figure 25). The wacke is weakly foliated (N060°/075°) and crosscut by a sheared gabbro dyke (presenting a senestral movement) oriented at N058°. Trench WB2011TR-018 (figure 26) outlined the contact between the wacke and matrix supported conglomerate containing 15% to 30% of fragments (2-50cm) and mineralized with 2-3% of pyrrhotite disseminated. Finally, trench WB2011TR-019 (figure 26) outlined that same conglomeratic unit. None of the channel performed over these trenches returned significant values for gold.

12.2.5 Other trenches

Trench WB2011TR-007 (figure 15) was performed 5 kilometers to the south of the Isabelle showing looking for the same style of mineralization. That trench outlined a fine grained wacke altered by K-feldspar, sericite and biotite with trace of sulphides. It is injected by dyke of porphyritic diorite sub-parallel to the main foliation oriented N360°/75°. A few pegmatite dykes crosscut perpendicularly both units and a shear oriented N240° was observed on the North-East portion of that trench. A few centimetric veinlets of massive pyrite were also noticed within that trench. All the channels performed over that trench did not yield any significant gold value.

Trench WB2011TR-013 was performed in the Lac H area where stockwerks of quartz veins with blebs of arsenopyrite at their contacts injected an intermediate tuff. However, no gold results came out from channel performed in that trench.

12.3 Till Sampling

The 2011 follow-up program included 72 till samples on the eastern part of the Wabamisk Property of Virginia Mines Inc. Sampling was performed by Service Technique Geonordic inc. of Rouyn Noranda in collaboration with Inlandsis Consultants of Montréal. The samples (15 kg) were collected with a 100 to 300 metres spacing, along transects draw perpendicularly to ice flow (figure 27) and emplaced at every 2 kilometres. At sampling sites, the glacial deposits were exposed from hand shovel dug pits and described using standard descriptive forms. Clasts were removed by hand and the till matrix was inserted in plastic bags with permanent identification number and location were obtained from hand-held GPS. Samples were promptly shipped to Overburden Drilling Management Ltd. of Nepean, Ontario for concentration of dense mineral phases and visual gold-grain counts on Wilfley shaking table after an initial wet sieving of the coarse fraction (>2 mm).

Results of the 2011 till sampling program reveal two significant gold counts of 17 and 11 grains. These occur up-ice from a 2 km long narrow ribbon-shaped dispersal train, defined during previous years on the eastern part of the Wabamisk Property (Figure 27).

The count of 17 grains occurs immediately up-ice from a known dispersal train which was rather characterized by lower gold count (1 to 2 grains) but significant assay values from 0.7 to 2 g/t Au for the dense mineral fraction. The signal of 11 gold grains also occurs up ice from the know train but at a distance of 3.8 km from it and probably represents an isolated signal from a more distant source. Detail prospecting may be undertaken immediately up-ice from the known train in a search for the bedrock source.

ITEM 13 DRILLING

This section is not applicable to this report.

ITEM 14 SAMPLING METHOD AND APPROACH

Rock samples collected during the 2011 program were obtained to determine the elemental concentrations in a quantitative way by Laboratoire Expert in Rouyn-Noranda. These included both mineralized and barren rocks, the latter of which were selected for lithological controls. Samples have been collected at the bedrock surface by either a hammer or a rock saw. Rocks collected with a hammer have been located with the use of a GPS Garmin 76Map. Samples picked up from channel have been positioned relative to each other using measuring tape with an anchor point located using the GPS positioning of their respective trenches. Individual bagged samples were then placed in shipping bags and stored in a secure area at the camp.

For surface sampling, most of the weathered crust was removed before samples were bagged. All samples were placed in individual bags with their appropriate tag number and the bags sealed with fibreglass tape. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

All samples found to contain visible gold were also analysed for gold using metallic sieve assaying in order to compensate for any "nugget effect" caused by the coarse gold.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples of every type were placed in plastic sample bags, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by

Laboratoire Expert personnel in Rouyn-Noranda, Québec. Lab Expert is accredited ISO 9001:2000 by QMI Management Systems Registration.

All samples were initially stored at the Wabamisk the camp. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Géonordic to Laboratoire Expert's sample preparation facility in Rouyn-Noranda. Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples.

Once received at the laboratory, samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a roll crusher. The roll crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1. Gold Fire Assay AA Finish

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.
Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2. Gold Fire Assay Gravimetric Finish

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mould and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t Au are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t Au are verified before reporting.

15.3. Metallic sieve

The total sample is dried, crushed and pulverized then screened using a 100-mesh screen. The -100 mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100 mesh portion. All individual assays are reported as well as the final calculated value.

15.4. Multi-Elements

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed for the 30-element suite. A matrix standard and blank are run every 13 samples.

Element	Detection Limit	Upper Limit	Element	Detection Limit	Upper Limit
Ag*	0.2	100	Mo*	2	10,000
Al*	0.01%		Na*	0.01%	
As*	10		Ni*	1	10,000
Ba*	1		P*	0.00%	
Be*	1		Pb*	2	5,000
Bi	10		S*	100	
Ca*	0.01%		Sb*	10	
Cd	0.5	2,000	Sc*	1	
Co*	1		Sn*	10	
Cr*	2		Ti*	0.01%	
Cu	1	10,000	V*	1	

Fe*	0.01%		W*	10	
K*	0.01%		Y*	1	
Mg*	0.01%		Zn*	1	10,000
Mn*	2	10,000	Zr*	1	

Table 6: Multi-Elements and Detection Limits (ppm)

Note: * Element may only be partially extracted.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

ITEM 16 DATA VERIFICATION

All the samples were analysed for gold using fire assay. As a verification procedure, all the samples returning grades for gold above 500 ppb were re-analyzed by gravimetric assay. The lab results are enclosed in Appendix 5.

The exploration work conducted by Virginia Mines Inc was carried out using a quality assurance and quality control program according to industry standards for early stage exploration projects. Standard procedures are used in all aspects of sampling and data acquisition.

For every 50 samples on standard and one blank sample were introduced. The standards used were purchased at “Rocklabs”. Blank samples consist of crushed (3/4") calcite and silica commonly referred to as “marble aggregate” in the landscaping industry. 30-kg bags were purchased at a local retailer in Rouyn-Noranda. Tables 7 list all the standard samples results obtained during the 2011 exploration program while table 8 list the results obtained from the blank analysis.

Values obtained from the standard analysis outlined only one failure result (sample 252400) but no reassaying was requested due to the early stage of the project. Regarding the blank analysis, all of the samples results were below detection limits. No duplicate or quarter split were collected during the 2011 exploration program.

Standard	Sample	Au Value Obtained (ppm)	Au Value Expected (ppm)	Difference
SF 45	212399	0.86	0.848	0.012
SF 45	204164	0.83	0.848	-0.016
SF 45	211726	0.86	0.848	0.012
SF 45	211842	0.89	0.848	0.042
SF 45	212126	0.86	0.848	0.012
SF 45	212300	0.86	0.848	0.012
SF 45	212550	0.99	0.848	0.142
SF 45	212671	0.99	0.848	0.142
SF 45	212861	0.89	0.848	0.042
SF 45	230100	0.86	0.848	0.012
SI 54	211750	1.82	1.78	0.040

Standard	Sample	Au Value Obtained (ppm)	Au Value Expected (ppm)	Difference
SI 54	211798	1.89	1.78	0.110
SI 54	212285	1.75	1.78	-0.030
SI 54	212350	1.89	1.78	0.110
SI 54	230487	1.78	1.78	0.000
SI 54	251737	1.78	1.78	0.000
SI 54	252005	1.82	1.78	0.040
SI 54	252400	1.99	1.78	0.210
SI 54	253198	1.81	1.78	0.030
SL 46	204128	5.90	5.867	0.033
SL 46	211950	5.90	5.867	0.033
SL 46	212000	5.90	5.867	0.033
SL 46	212056	6.00	5.867	0.133
SL 46	212953	5.93	5.867	0.063
SL 46	212750	5.83	5.867	-0.037
SL 46	230049	5.90	5.867	0.033
SL 51	212811	5.79	5.909	-0.119
SL 51	230003	5.86	5.909	-0.049
SL 51	252294	5.90	5.909	-0.009
SP 37	212200	18.27	18.14	0.130
SP 37	212500	18.09	18.14	-0.055
SP 37	212899	18.03	18.14	-0.110
SP 37	212934	18.17	18.14	0.030

Table 7: Standard and blank samples of the 2011 summer exploration campaign.

Type	Sample	Au Value Obtained (ppm)
Blank	204127	0.003
Blank	204163	0.003
Blank	211725	0.003
Blank	211749	0.003
Blank	211797	0.003
Blank	211841	0.003
Blank	211949	0.003
Blank	211999	0.003
Blank	212055	0.003
Blank	212125	0.003
Blank	212199	0.003
Blank	212284	0.003
Blank	212299	0.003
Blank	212349	0.003
Blank	212397	0.003
Blank	212499	0.003
Blank	212549	0.003
Blank	212670	0.003
Blank	212749	0.003
Blank	212810	0.003

Blank	212860	0.003
Blank	212898	0.003
Blank	212933	0.003
Blank	212952	0.003
Blank	230004	0.003
Blank	230050	0.003
Blank	230099	0.003
Blank	230486	0.003
Blank	251736	0.003
Blank	252004	0.003
Blank	252295	0.003
Blank	252399	0.003
Blank	253197	0.003

Table 8: Blank samples of the 2011 summer exploration campaign.

ITEM 17 ADJACENT PROPERTIES

The Wabamisk project is adjacent to the north, northeast and west to the Anatacau project. The Anatacau 207 map-designated claims, totalling 10 952.03 hectares (109.52 km^2), are 100% held by IAMGOLD-Québec Management Inc. Under an agreement with Virginia Mines Inc., the latter may earn 100% interest in the project by investing 3 million dollars in exploration before the end of 2015. IAMGOLD retains a 2% NSR royalty, half of which (1%) may be bought back by Virginia.

The Opinaca and Lac H project were adjacent to the east of the Wabamisk project. However, the Lac H project was bought and the Opinaca project was optioned by Virginia in 2011. The Lac H property is now included within the Wabamisk project limits while the Opinaca project remains under the same name.

Eastmain Resources has a property to the northeast of the Wabamisk claims that contains the historic Bear Island and Reservoir showings.

The Assini property, 100% held by Virginia Mines Inc., is adjacent to the northwest part of the Wabamisk property, but no significant gold or base metals mineralizations have been reported. Ressources Sirios (south), Dianor (west) and Gene Leong (northwest) also have properties adjacent to the Wabamisk property where no significant mineralizations have been reported.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

20.1 Trench Restoration

During the summer 2011 exploration program, several trenches were restored and reforested in the Lac H area. In fact, a total of 15 trenches were restored and pine trees were planted on each of these. The 15 restored trenches covered a surface of more than 10000 square meters and constituted trenches that were performed over several years by former companies prior to Virginia Mines presence in that area. A total of 8000 pine trees were planted on the former 15 trenches (picture 7).



Picture 7: Former Trench 08-1 in the lac H area restored and reforested with pine trees.

20.2 Old sites decontamination

While prospecting, Virginia Mine's crew found old (>20 years) empty fuel barrels on the field at two different locations. A total of 10 barrels were removed using helicopter at the first location while at the second location, 25 barrels were removed using ATV. All the barrels were then shipped by truck to the fuel provider Petronor where they were disposed adequately.

ITEM 21 INTERPRETATION AND CONCLUSIONS

Every year since 2005, the Wabamisk project reveals new gold occurrences. Most of them are associated with quartz veining within wacke country rock. The year 2011 was not different from the other years. It allowed the outline of several new gold showings in different areas of the property.

The Baie area exposed a few gold showing within a sheared intermediate volcaniclastic rock injected by quartz veins and mineralized with disseminated arsenopyrite and pyrrhotite. Gold values obtained from grab samples were not repeated by channel sampling in trench WB2011TR-006. Another grab sample collected in 2010 that yielded 20.37 g/t Au returned value of **2.91 g/t Au over 0.20 meter** from channel WB2011TR-005-R1. Channel WB2011TR-005-R2 realized 6.0 meters to the east of channel R1 yielded value of **0.51 g/t Au over 0.50m.** Channelling results indicate that the gold presence is erratic within the borders of decimetric quartz veins and high grade obtained from grab samples suggests a possible nugget effect. Quartz-tourmaline veining and intensive deformation remain interesting in this area but gold mineralization is not actually consistent within the exposed areas. In this area, two sections of drilling were performed at the end of the 80's and cover the entire geological package. The sampling was not systematic but no gold values were outlined from drilling realized by Minerais Chabela.

The Ilot area revealed several new gold showings mostly hosted within sediments in contact with decimetric quartz veins or within quartz veins. The best value obtained from 2011 in that area is from grab sample 212482 that returned **1.95 g/t Au.** The quartz veins are sub-parallel with the main foliation in the area oriented N095°/85°. The gold showings in the Ilot area remain small in size but interestingly occur in strike (approximately N070°-N250°) with the boomerang showing and the ORH area. The presence of a possible quartz-pebble conglomerate is also remarkable in the area.

The Boomerang showing area returned significant gold values up to **27.74 g/t Au** (grab sample 211704) collected within centimetric quartz veins containing disseminated pyrrhotite (trace) hosted in wacke. The gold presence seems limited to quartz veins in this area and a strong nugget effect is also suspected since strong gold values such as **359.6 g/t Au** were partially repeated by channel WB2011TR-002-R2 which returned values of **15.47 g/t Au over 0.20 meters** from 0.30 to 0.50 meters. Three (3) specs of visible gold were observed within that interval. However, other channels performed on quartz veins in the area failed to return significant gold values. These quartz veins occurrences remain spectacular even if gold presence is not consistent. Such a system of quartz veining, quite intense locally, could be extensive and lead to other significant gold mineralization.

The ORH area is not actually well known since only a few grab samples were collected from it. However, interesting gold values from **1.10 g/t Au to 10.0 g/t Au** came out from that area that is characterized by the presence of quartz veins hosted within altered wacke. Gold in this area is found within quartz veins but also within the host rock. Notice that almost no sulphide was observed within quartz veins from the ORH area. Alteration minerals such as k-feldspar, calcite, biotite and silica were observed within the wall rock. Main foliation is oriented at N064°/82° while quartz veins orientation average is at N082°/85°.

The Ross showing area originates from centimetric quartz vein bearing up to **69.88 g/t Au** (sample 213361). Even if the grades are sometimes spectacular, the gold content varies a lot within the quartz veins in this area. The quartz veins remain thin and sparsely distributed. The Powerline showing exposed quartz-tourmaline veins hosted within wacke with disseminated arsenopyrite and pyrrhotite mineralization at vein contacts. Values obtained from grab samples, up to 4.97 **g/t Au** from sample 212659, were not repeated by channelling. It indicates that gold presence is limited to a few centimetric zones hosted in the wacke that occurs at the contact with quartz-tourmaline veins.

Finally, the west limit of the property that is contiguous with the Assini property contains a few outcrops that exposed strong tourmaline replacement, quartz veining and arsenopyrite mineralization within wacke which reminds a few characteristics observed in the Eleonore deposit. Moreover, these outcrops occur in an area where the metamorphic gradient increases as revealed by the presence of aluminosilicates within the wacke. The outcrops from this area did not return any significant values.

Actually, the gold showings outlined in the ORH area form a cluster that extends over 350 meters laterally and seems to be aligned with both Boomerang and Ilot areas to form a 7 kilometers long corridor oriented N070°/N250°. It correlates with the general orientation of the stratigraphy in the area. However, ORH and Boomerang are hosted within the Auclair formation while the Ilot showing is hosted within the Anatacau Pivert formation. This contact with these two formations is prospective for gold mineralization along the Boomerang-Ilot corridor.

ITEM 22 RECOMMENDATIONS

Considering all the results obtained from the 2011 summer exploration program, it is recommended to pursue exploration work along the 7 kilometers Boomerang-Ilot trend that hosts several gold showings. An induced polarization survey should be performed along that axis in order to characterize the gold showings occurring along that strike. Depending on the results obtained, follow-up with trenching and geological mapping could be required. A follow-up is also required on each showing along that trend in order to clearly identify the hosting geological formation.

Additional prospecting is required on the south block where silver values were returned. A special attention should also be brought to the northwest portion of the project where the metamorphic gradient increases and features such as tourmaline replacement are present. Next exploration campaign should also have for objective to increase the geological comprehension of the property focusing on discordance, pinched-out areas and steep metamorphic gradient.

ITEM 23 REFERENCES

Boily, M. and Moukhsil, A., 2003. Géochimie des assemblages volcaniques de la ceinture de roches vertes de la Moyenne et de la Basse-Eastmain. Ministère des Ressources naturelles, Québec; ET 2002-05.

Card, K.D. and Ciesielski, A., 1986. DNAG No 1 Subdivisions of the Superior Province of the Canadian Shield. Geoscience Canada; Volume 13, pp. 5-13.

Cayer, A. and Oswald, R., 2009. Technical Report and Recommendations Spring 2008 drilling program and Summer 2008 Geological exploration program, Wabamisk Property, Québec. Mines Virginia inc.

Cayer, A. and Ouellette, J.F.; 2007. Technical Report and Recommendations. June-October 2006 Exploration Program. Wabamisk Property, Quebec, 2 volumes.

Caron, K., 2006. Rapport des travaux d'exploration, Campagne été 2005, Projet Lac Anatacau (#256), Cambior, Baie James, Québec, 30 pages.

Caron, K., 2007. Rapport des travaux d'exploration, Projet Lac Anatacau (#256), Campagne été 2006, Iamgold, Baie James, Québec, 26 pages.

Eade, K.E., 1966. Fort George River and Kaniapiskau River (west half) map areas, New Quebec. Geological Survey of Canada. Memoir 339, 120 pages.

Eakins, P.R., Hashimoto, T., Carlson, E.H., 1968. Région du Grand-Détour-Lacs Village, Territoire de Mistassini et Nouveau-Québec. Ministère des Richesses naturelles du Québec; RG 136, 42 pages.

Franconi, A., 1978. La bande volcano-sédimentaire de la rivière Eastmain inférieure. Ministère des Richesses naturelles, Québec; DPV-574; 177 pages.

Frapier-Rivard, D. and Ouellette, J-F., 2005. Technical Report and Recommendations, June 2005 – July 2005 Exploration Program, Wabamisk Property, Québec.

Fulton, R.J., 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000. Formations en surface du Canada;

Gauthier, M. and Laroque, M., 1998. Cadre géologique, style et répartition des minéralisations métalliques de la Basse et de la Moyenne Eastmain, Territoire de la Baie de James, Québec, 86 pages, MB 98-10.

Groves and al., 2003. Gold Deposits in Metamorphic Belts: Overview of Current Understanding, Outstanding Problems, Future Research, and Exploration Significance. *Economic Geology*; January 2003; v. 98; no. 1; p. 1-29

Low, A.P., 1897. Report on explorations in the Labrador Peninsula along the Eastmain, Koksoak, Hamilton, Manicouagan, and portions of other rivers. Geological Survey of Canada; Annual Report, volume 8, part L, pages 237-239.

McClenaghan, M.B. and Kjarsgaard, B.A., 2007, Indicator Mineral and surficial geochemical exploration methods for Kimberlite in Glaciated Terrain, Examples from Canada; in Goodfellow, W.D., (ed) Mineral Deposits of Canada: A Synthesis of Major Deposit-Types, District Metallogeny, the Evolution of Geological Provinces, and Exploration Methods: Geological Association of Canada, Mineral Deposits Division, Special Publication No. 5, p. 983-1006.

Mc Crea, J.G., 1936. Report on the property – Dome Mine Ltd. Ministère des Ressources naturelles, Québec; GM 9863-A, 16 pages.

Moukhsil, A. and Doucet, P. 1999. Géologie de la région des lacs Villages (33B/03). Ministère des Ressources naturelles, Québec; RG99-04, 32 pages.

Moukhsil, A., 2000. Géologie de la région des lacs Pivert (33C/08), Anatacau (33C/02), Kauputauchechun (33C/07) et Wapamisk (33C/08). Ministère des Ressources naturelles, Québec; RG 2000-04, 49 pages.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W., 2002. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la Basse Eastmain (Baie-James). Ministère des Ressources naturelles, Québec; ET 2002-06, 57 pages.

Poitras, S. 2010. Technical Report and Recommendations 2009 Geological Exploration Program. Wabamisk Property, Québec.

Poitras, S. 2011. Technical Report and Recommendations 2010 Geological Exploration Program. Wabamisk Property, Québec.

Prest, V.K., Grant, D.R. and Rampton, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

Robert, F. and Poulsen, K.H., 2001. Vein Formation and Deformation in Greenstone Gold Deposits. Society of Economic Geologists Reviews v.14 p.111-155.

Shaw, G., 1942. Eastmain preliminary map, Quebec. Geological Survey of Canada; paper 42-10.

Sibson, R.H., Robert, F., and Poulsen, K.H., 1988, High-angle reverse faults, fluid-pressure cycling, and mesothermal gold-quartz deposits: Geology, v.16, p. 551–555.

Tshimbalanga, S., 2008a. Levés de Polarisation Provoquée et de Magnétométrie Eastmain, propriété Anatacau, Grille Franto, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Tshimbalanga, S., 2008b. Levés de Polarisation Provoquée et de Magnétométrie, propriété Wabamisk, Grille Isabelle, S. N. R. C. 33C/02, Mines Virginia Inc., 15 pages.

Vachon, D. et Ouellette, J.-F., 2012, Technical Report and Recommendations ,2011 Drilling Program, Wabamisk Project, Québec, 31 pages.

Vallières, M.; 1988. Des mines et des hommes : Histoire de l'industrie minérale québécoise. Les publications du Québec (Québec), 437 pages.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, hereby certify that:

- I am presently employed as a Senior Project Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Wabamisk Project in accordance with section 5.1 of the national instrument 43-101.
- I worked on the site of the Wabamisk Project since July 2011.
- I am responsible for writing the present technical report in collaboration with the other author, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have read and used the National Instrument 43-101 and the Form 43-101F1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 10th day of May 2012.

"Mathieu Savard"

<u>*/s/ Mathieu Savard*</u>

Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
#510
QUÉBEC

ITEM 25 ADDITIONNAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTIONS PROPERTIES

This section is not applicable to this report.

ITEM 26 ILLUSTRATIONS

VIRGINIA MINES INC.

WABAMISK PROPERTY

Project location


76°00' W
74°00' W
Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
N
33 H
53°00' N
33 C
WABAMISK PROPERTY
33 B
KM381
James Bay Highway
52°00' N
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC.

WABAMISK PROPERTY

Claims location


77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk Camp
KM381
James Bay Highway
gravel road to EM-1
33 C/02
0
5
10
Kilometers

FIGURE 2

VIRGINIA MINES INC.

WABAMISK PROPERTY

Regional geology



77°00' W
76°30' W
52°15' N
52°00' N
N
Wabamisk camp
KM381
James Bay Highway
gravel road to EM-1
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
0
5
10
Kilometers

For lithological codes see appendix 2
Modified geology from SIGEOM

FIGURE 3


N
WB2011TR-005
WB2011TR-009
WB2011TR-014
WB2011TR-015
WB2011TR-006
WB2011TR-012
WB2011TR-010
WB2011TR-016
WB2011TR-011
WB2011TR-018
WB2011TR-019
WB2011TR-017
WB2011TR-008
WB2011TR-004
WB2011TR-001
WB2011TR-002
WB2011TR-003
TR-WB-11-013
33 C/02
WB2011TR-007
0
2
4
Kilometers
FIGURE 4
VIRGINIA MINES INC.
WABAMISK PROPERTY
Trench Location



LEGEND
Previous B) sample
Trench
Grid
Drill hole
Claim (CDC)
VIRGINIA MINES INC.
WABAMISK PROPERTY - North Area
2011 Outcrop and Sample Location
FIGURE 5
0
200
400
Meters
Scale 1 : 10,000
FIGURE 5
FIGURE 6
FIGURE 7
FIGURE 8


LEGEND
2011 sample
2011 sample number
Previous sample
2011 outcrop number
2011 outcrop, boulder
Previous outcrop, boulder
2011 till sample
2011 till number
Previous till sample
Trench
Drill hole
Claim (CDC)
VIRGINIA MINES INC.
WABAMISK PROPERTY - East Area
2011 Outcrop and Sample Location
FIGURE 6
Metres
Powerline
Powerline
FIGURE 6



N
LEGEND
2011 sample
2011 sample number
Previous sample
2011 outcrop number
Previous outcrop, boulder
Previous till sample
Trench
Grid
Claim (CDC)
VIRGINIA MINES INC.
WABAMISK PROPERTY - West Area
2011 Outcrop and Sample Location
FIGURE 7
Meters
FIGURE 7


LEGEND
2011 sample
170389
2011 sample number
Previous sample
2011 outcrop number
2011 outcrop, boulder
Previous outcrop, boulder
2011 till sample
2011 till number
Previous till sample
Trench
Grid
Drill hole
Claim (CDC)
I1C
I1D
I1L
I1PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
Modified geology from Sigeom
For lithological codes
see appendix 2
FIGURE 5
FIGURE 6
FIGURE 7
FIGURE 8
33 C 01
VIRGINIA MINES INC.
WABAMISK PROPERTY - South Area
2011 Outcrop and Sample Location
FIGURE 6
Produced by : Geonordic Technical Services
Approved by
0
200
400
Meters
Scale 1 : 10,000


5779980 mN
390210 mE
390220 mE
390230 mE
390240 mE
390250 mE
N
WB2011TR-001
QZ
211743
31
211744
11
211745
211742
5779960 mN
Litage S0
S3
S1 N240°/060°
211748
329
S6
For lithological codes see appendix 2
LEGEND
2011 sample
178369
256
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
211740
13
211741
10
5779970 mN
211739
8
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-001
FIGURE 9
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
390000 mE
390010 mE
390020 mE
WB2011TR-002
Eau
5779610 mN
5779600 mN
5779590 mN
VNQZ
Litage
VNQZ N060/030°
Faille N240°
S3
211708
14
Litage plissée
VNQZ
211711
29
211710
15470
211709
12
VNQZ
211717
211714
211716
10
211720
211719
211721
211713
107
211712
211723
16
211715
18
211718
13
211706
44
211722
9
VNQZ
211724
8
For lithological codes see appendix 2
LEGEND
2011 sample
178369
2011 sample number
256
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-002
FIGURE 10
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters


WB2011TR-003
N
5779410 mN
5779400 mN
5779390 mN
389930 mE
389940 mE
389950 mE
389960 mE
Enclave de S3
211730
Altération Am dans le litage
211737
Altération Am dans le litage
Litage plissée en bordure
du dyke I3
211731
VNQZ N285/050°
S3
QZ
211732
211735
211734
QZ
211733
S3
Dyke I3
211738
211736
For lithological codes see appendix 2
LEGEND
2011 sample
178369
256
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-003
FIGURE 11
NAD 27 Zone 18
0
2
4
Scale 1 : 100
Meters



N
390020 mE
390030 mE
WB2011TR-004
S0
211702
2
5779900 mN
VNQZ
211859
7
S3 lité
AM+ (FP)
211701
12
211858
6
VNQZ
VNQZ
VNQZ
VNQZ
S0:N088/090°
VNQZ
211857
8
S0
5779890 mN
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-004
FIGURE 12
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


396210 mE
396220 mE
N
5784750 mN
5784740 mN
WB2011TR-005
V2 TU AM+FO+ tr-2%AS(PY)
220726
28052
212355
510
212356
112
212358
117
5-10% As diss. (2-4mm)
212352
2910
Mort-terrain / Overburden
212357
9
211729
32
VNQZ-TL±CC dans schistosité
212354
11
212353
15
211728
452
211727
339
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-005
FIGURE 13
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
396100 mE
396110 mE
396120 mE
N
WB2011TR-006
5784690 mN
5784680 mN
VNQZ-CC N240/045°
VNQZ
VNQZ
Mort-terrain / Overburden
V1-V2 TU AM+
VNQZ±CC±TL PY-AS aux épontes N250/090°
VNQZ
VNQZ-CC N240/045°
Mort-terrain / Overburden
212363
203
212366
19
212368
4530
212365
37
212367
1340
212364
8
212351
26
212361
12
212360
18
212362
11
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-006
FIGURE 14
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


WB2011TR-007
373180 mE
373190 mE
373200 mE
5768090 mN
5768080 mN
5768070 mN
5768060 mN
N
Eau / Water
Cisaillement N240°
VN(QZ-TL)
I2 FP(PO)
Eau / Water
S3
S3
212375
212376
212377
212378
Eau / Water
Veinules de PY massive
212379
I1G
VN(QZ-TL)
VN(I1G)
Bande ou amas rouillé, 1-2% Su
I2 FP(PO)
I2 FP(PO)
212371
212372
212373
212374
S3
Bande ou amas rouillé, 1-2% Su
I2 FP(PO)
Bande ou amas rouillé, 1-2% Su
212369
212370
213084
213086
For lithological codes see appendix 2
LEGEND
2011 sample
178389
256
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-007
FIGURE 15
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



WB2011TR-008
381910 mE
381920 mE
381930 mE
5782190 mN
5782180 mN
5782170 mN
5782160 mN
N
VNQZ
VNQZ cisaillement
S3
S3 alt. OF
S3 lite
Alt. FP
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-008
FIGURE 16
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



5784730 mN
5784720 mN
5784710 mN
396180 mE
396190 mE
396200 mE
396210 mE
N
WB2011TR-009
211933
8
Bande AM+++
230476
3
230475
3
Mort-terrain / Overburden
V2 TU AM+
230474
3
Bande AM+++
230473
3
Bande AM+++
VNQZ
230472
3
212359
1920
230471
3
VNQZ±CC N240/050°
230470
3
230469
3
Mort-terrain / Overburden
Mort-terrain / Overburden
230468
3
230467
19
230466
3
Veinules CC-QZ plissées
VNQZ-TL tardive
V2 TU AM++FO+
Si+ (VNQZ) OF++ PYAS
VNQZ
Veinule QZ-CC plissée
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-009
FIGURE 17
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



5784710 mN
5784700 mN
5784690 mN
5784680 mN
396050 mE
396060 mE
396070 mE
N
WB2011TR-010
Argiles+till
Si+CC+AM+
2%PY-AS
Stockwerk à CC-QZ±PY(GL)
10% de veinules tardives N-S
1-2%AS diss. très fine
stringer local parallèle à S1
2%AS 1%PY diss. VNQZ
VNQZ±CC trSF
V2 TU AM+FO
VNQZ-CC
trPY-AS
N080/085°
Passage à blocs
VNCC-QZ-CL
tardives
Si++ (veinule QZ-CC) N080/086°
CC+ 3-5%PY 3-10%PO tr-1%AS
Si+CC+ (veinulesQZ±CC
3-5%PY(AS)
230499 13
230497 13
230496 9
230495 9
230494 9
230493 10
230492 10
230491 9
230490 18
230489 16
230488 16
230485 10
230484 15
230483 35
230482 28
230481 1810
230480 18
Eau / Water
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-010
FIGURE 18
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


5784730 mN
396110 mE
396120 mE
N
WB2011TR-011
Eau / Water
5784720 mN
V1-V2 TU (AM)
VNQZ-CC N240/050°
V2-V3 TU AM++ 1-3%PY tr-2%AS
251704
17
251703
12
251702
5
Veinule QZ OF+
251701
6
Veinules QZ-CC trPY
V1-V2 TU (AM)
Eau / Water
For lithological codes see appendix 2
5784710 mN
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-011
FIGURE 19
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



396160 mE
396170 mE
N
5784750 mN
5784740 mN
5784730 mN
WB2011TR-012
Eau/Water
251717
3
VNQZ
N240/020°
251718
3
251715
3
251714
3
V1-V2 TU
251713
3
251712
3
251711
11
251710
3
251709
3
V2-V3 TU AM++
15-40% PQAM 2-4mm
VNQZ±CC(AS)
251708
3
251707
3
251706
6
Si+ 15% veinules QZ
251705
26
VNQZ avec 3-5%AS aux épontes
For lithological codes see appendix 2
LEGEND
2011 sample
178369
2011 sample number
256
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-012
FIGURE 20
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
396120 mE
396130 mE
396140 mE
5780660 mN
5780650 mN
WB2011TR-013A
204113
22
V2
204111
26
252372
15
204112
11
204110
19
204109
13
V2 Tuff
V2
204108
12
204107
32
204106
9
vnQZ-FP
vnQZ-FP
V2
252257
2
252256
2
WB2011TR-013B
vnQZ
V2 Tuff
204103
9
vnQZ-FP
204102
8
204105
10
204104
11
WB2011TR-013C
V2 Tuff
V2 Tuff
204117
14
204116
17
I1N
204115
4
204114
15
V2 Tuff
V2 Tuff
For lithological codes see appendix 2
LEGEND
2011 sample
178369
256
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-013
FIGURE 21
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters


N
WB2011TR-014
395420 mE
395430 mE
5784790 mN
5784780 mN
VNQZ±TL
Dyke M16GR+(PYAS)
Dyke M16GR+(PYAS)
V2 TU
Dyke M16GR+(PYAS)
V2 TU
VNQZ-TL
Dyke M16GR+(PYAS)
M16 GR+
Dyke de M16 GR+ (PYAS)
VNQZ-TL
V2 TU (Si GR)
M16(GR)
VNQZ±TL
M16(GR)
V2 TU Si GR AM
VNQZ±TL
VNQZ±TL
Dyke M16
Dyke M16 ± boudiné
VNQZ±TL
Dyke M16 ±GR boudiné
M16
V2 TU (GR)
V2 TU (GR)
251735 8
251734 66
251733 203
251732 62
251731 250
251730 9
230150 23
230301 12
251729 3
251728 11
251727 29
251726 6
251723 14
251725 299
251724 51
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-014
FIGURE 22
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



395490 mE
395500 mE
N
5784790 mN
5784780 mN
WB2011TR-015
212195
31
VNQZ±TL(PYAS)
V2 Tuff AM+Si+
V2 Tuff AM+Si+
V2 Tuff AM+Si+
251741
9
251740
12
VNQZ±TL(PYAS)
251739
212217
V2 Tuff AM+Si+
Amas BO,TL,AM,AS (Septum)
251738
15
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-015
FIGURE 23
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



396250 mE
396260 mE
396270 mE
396280 mE
5784780 mN
5784770 mN
5784760 mN
5784750 mN
N
WB2011TR-016 (R03)
Bande Tuff mafique Am+++ à AC
V2 TU AM+Si+CC (PY-AS)
VNQZ-CC plissée
VNQZ-CC plissée
251722
79
5-10%AS diss.
Si+CC (veinules QZCC)
WB2011TR-016 (R01)
Veinule QZ
VNQZ-FP-AM±CC±SF
VNQZ±CC±AS-PY
251718
11
V2 TU
AM++Si+Fo+
VNQZ±CC
As diss.
WB2011TR-016 (R02)
5-10% As diss.
251721
25
251720
35
V2 TU AM++Si+CC tr-2%PY-AS
V2 TU AM++Si+CC tr-2%PY-AS
VNQZ-CC plissée
VNQZ-CC tr-2%AS 2-3%PY
251719
3
VNQZ-CC tr-2%AS 2-3%PY
For lithological codes see appendix 2
LEGEND
2011 sample
178369
258
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-016
FIGURE 24
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
387090 mE
387100 mE
387110 mE
387120 mE
387130 mE
WB2011TR-017
Veinules 0.5cm
Faille MV dextre
1m N125
N065-70
5782720 mN
5782710 mN
AS(3-10%)
BO+,TL+
VNQZ,TL,BO
mv senestre
mv dextre ± 1m
shear N95
N058
SP060/75
SP055/80
SP070/80
For lithological codes see appendix 2
LEGEND
2011 sample
178369
256
2011 sample number
Value in ppb (Au)
S3
Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-017
FIGURE 25
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters


N
387130 mE
387140 mE
WB2011TR-019
252700
251936
251935
251934
251933
S4 monogénique
5782760 mN
WB2011TR-018
5782750 mN
For lithological codes see appendix 2.
252699
252698
252697
252696
252695
252694
252693
10
S4 monogénique
S3
LEGEND
2011 sample
178369 2011 sample number
258 Value in ppb (Au)
S3 Lithological code
Channel sample
VIRGINIA MINES INC.
WABAMISK PROPERTY
WB2011TR-018-019
FIGURE 26
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters
5782740 mN



ISABELLE
LEGEND
2011 sample
5.35 ppm Au 2011 best result
Previous sample
2011 outcrop, boulder
Previous outcrop, boulder
2011 till sample
2011 total of gold grains
2011 Au (ppb)
Previous till sample
Trench
Grid
Drill hole
Claim (CDC)
I1C
I1D
I1L
I1 PP
I2J
I3A
I3B
S3(M4)
S4
S6-S4
V1B
V1-V2
V2
V3B-M16
Modified geology from Sigeom
For lithological codes
see appendix 2
VIRGINIA MINES INC.
WABAMISK PROPERTY
Compilation Map
FIGURE 27
Produced by : Geonordic Technical Services
Drawn by : Annie Brisebois
Supervised by : Mathieu Savard
Approved by :
0 200 400
Meters
Scale 1 : 10,000